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                                                                    Exhibit 99.2


HALF YEAR 2003 EARNINGS PRESENTATION Jacques Espinasse Script

Despite our best efforts, we fully realize that Vivendi Universal's financial statements are difficult to decipher. At a first reading, it would seem that half year revenues declined by 59%, half year operating income by 27%, and net debt by 61% year-on-year. This calls for some explanation, however encouraging we find these results. All the information that I will be presenting is to be understood on a comparable basis.

The second column on this slide shows a an illustration what the first half of 2002 would have looked like without Veolia Environnement, which was fully consolidated in 2002. However, since the sale of 20,4% on December 26, 2002, our residual stake is accounted for by the equity method. You will recall that VU had a stake of more than 60% in Veolia Environnement until June 2002.

We would have liked to remove Veolia Environnement from our consolidated accounts altogether on the grounds that the shares we still hold are subject to a call option. However, to comply with accounting standards, we have to continue to record them by using the equity method. The impairment charges that have just been decided by Veolia Environnement negatively impact our accounts for the first half of 2003 by (Euro)179 million. Without this charge, our net loss in the first half would have been reduced to (Euro)453 million instead of (Euro)632 million.

The residual value of the Veolia Environnement holding in our accounts is now only (Euro)9 million. However this stake is eventually disposed of (execution of the call option or subsequent disposal), it should produce a capital gain of probably more than (Euro)2 billion.

The second column also excludes from our 2002 financial statements the assets of VUP and Houghton Mifflin which were sold at the end of 2002.

Many lines remain difficult to compare given the significant impact of exceptional items both in 2002 and this year.

This is why we have decided to present the items which are directly comparable on a pro forma basis.


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First Half 2003 results are very encouraging. They demonstrate that not only have we reduced and restructured our debt but also that the streamlined company represents a stronger and better managed company and that is a positive evolution for shareholders.

Operating income in the first half amounted to (Euro)1,677 million, up by 20% at current exchange rates and comparable structure. At constant exchange rates and comparable structure, growth in operating income would have been 29%.

Cash-flow from operations (after capital expenditure and before financing expenses and taxes) amounted to (Euro)2.2 billion, an increase of 24% at constant perimeter. Proportional cash-flow from operations - the cashflow from operations multiplied by our stake in each business, that we consider to be the best measure of our economic health - increased by 83% in the first half compared to last year, to reach (Euro)1,350 million.

Lastly, our net debt as of June 30, 2003 stands at (Euro)13.7 billion - in line with our objectives - a decline of 61% from the (Euro)35 billion of last year or of 15% if we exclude Veolia Environnement from last year's perimeter.

At this stage, I would like to warn you not to extrapolate our results for the first half to the year as a whole. Jean-Bernard Levy's presentation later on will give you our best judgment on that score.


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Growth in operating income has been fairly uneven from one business unit to another:

            o +32% for Cegetel/SFR. This growth demonstrates how right we were to make a (Euro)4 billion investment in Cegetel on January 23 of this year, when we rejected Vodafone's offer and decided to increase our stake in the company by pre-empting, on the basis of the same price, the shares held by BT. Our only regret is that we did not have the financial means at the time to pre-empt the SBC shares that were subsequently acquired by Vodafone;

            o  +39% for Maroc Telecom or +46% at constant exchange rates.
               Growth in mobile telephony revenues has offset the decline in the fixedline business. Indeed, mobile telephony revenues now represent 45% of Maroc Telecom's revenues. This company is turning in excellent results thanks mainly to very good management and fully justifies our interest in it.

            o Operating income at Universal Music Group in the first half was negative at -(Euro)42 million. Overall, this performance was impacted by the weakness of the market, piracy and a weaker release schedule compared to the first half of 2002.


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            o  However, operating income at Vivendi Universal Entertainment is very satisfactory even if the numbers show, on the face of it, a 24% decline in French GAAP. On a comparable basis, that is on a pro forma basis but in dollars and in US GAAP, growth in operating income is +47%;

            o Our activity V.U. Games had a disappointing first half 2003 and shows a (Euro)52 million operating loss;

            o Canal+ Groupe is very clearly turning around even if close to half the growth in operating income has been generated by non-recurring items. This improvement and Canal+ management's commitments to Vivendi Universal fully justify the capital increase of (Euro)3 billion due to take place in a short while;

            o There has been a reduction in holding costs - a trend which is set to accelerate in the second half of 2003, in 2004 and again in 2005;

            o Lastly, cash-drains from Internet assets will be finally stopped by the end of 2003. Overall, the company will have lost more than
               (Euro)2,5 billion through these businesses.

            o In addition, we are looking to cut out the costs from a surplus of business office real estate in the US and Europe as soon as possible.


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Adjusted net income - which is not a measure recognized by GAAP - involves adjustment for non-recurring items, such as provisions or reversals of provisions, capital gains or losses made on disposals, as well as the corresponding tax impact, and exceptional items such as goodwill adjustments and amortization. On this measure we are close to break-even for the first half; which is encouraging in view of our objective to achieve positive adjusted net income for the year as a whole. It is necessary to point out however that adjusted net income for the first half of 2003 is lower than in 2002. It is true that in 2002 net income included a profit on the sale of Vinci, BSkyB and St Gobain shares ((Euro)188 million) and an adjusted net income of (Euro)302 million from our stake in Veolia Environnement (vs. (Euro)11 million in 2003). This year's number reflects the improvement in our operating income and the reduction in losses of equity affiliates in Internet and foreign telecom and TV businesses. The 2003 number also includes higher financing expenses and a foreign exchange loss due to the weakness of the dollar against the euro.

Lastly, the strong operating performances at SFR/Cegetel and Maroc Telecom impact the minority interests line.


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This performance in terms of results has been achieved despite the major handicap for our accounts of a 23% appreciation of the euro against the dollar between the first half of 2002 and the first half of 2003.

This weakness of the dollar has had an impact on our growth rate in euro of:

            o 8 points on pro forma revenues ((Euro)1,107 million), a decline of 12%; at constant exchange rate, the decline would have been 4%

and

            o 8.6 points on pro forma operating income ((Euro)120 million), an increase of 20%; at constant exchange rate, the increase would have been 29%.


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What changes have occurred in our net debt since the beginning of 2003?

At the beginning of the year net debt stood at (Euro)12.3 billion and in the course of January we invested (Euro)4 billion in SFR / Cegetel to acquire take over the BT stake.

Cash-flow from operations, asset disposals and other various proceeds contributed to reducing our debt by (Euro)5 billion.

However, financing expense and taxes, dividends paid to third parties and payments made on the back of previous contingent liabilities represented
(Euro)2.6 billion. At the end of the first half our net debt was (Euro)13.7 billion. Today it stands at approximately (Euro)13 billion.

About 50% of our debt is dollar denominated and 50% euro denominated. The average cost is currently around 5.3%.

The best measure of Vivendi Universal's credit risk is given by the market. When times were really tough, i.e. in July and August 2002, our credit default swaps were trading at 1,400 basis points above LIBOR. For non-specialists of fixed-income markets, this is a measure of the implicit cost of a company's borrowings as these are traded between financial institutions. CDS, as we call them, are added on top of LIBOR. At that time therefore, our commercial paper was trading at no more than 82% of its face value. Today our credit default swaps are trading at 190 basis points above LIBOR, very close to the rate of a company with an investment grade status. This is clearly a measure of this company's achievement in restoring its financial credibility.


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I would remind you that our program of asset disposals amounts to
(Euro)16 billion in enterprise value and extends over 30 months from July 1st, 2002 to December 31, 2004.

As of today, we have signed agreements for almost (Euro)10 billion worth of disposals, of which (Euro)8.5 billion are in cash and the rest in debt reduction.

Obviously, these numbers do not include the NBC-Universal agreement which is scheduled to close shortly and which, on its own, should represent almost $3.8 billion in cash for VUE's shareholders and $1.6 billion in debt reduction, which means an equivalent of a (Euro)5 billion disposal. In addition, we still have a little more than (Euro)4 billion worth of assets for sale including Veolia Environnement. These numbers mean that total asset disposals and debt reduction should significantly exceed our (Euro)16 billion target of last year by at least
(Euro)2 billion.


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To help you analyze our net debt position, we have summarized on 2 pages all the financing and refinancing operations that have taken place in the first 8 months of 2003. These represent a total of (Euro)7.5 billion through 6 different transactions. In other words, a pace of one transaction valued at more than
(Euro)1 billion every month.

In carrying out these transactions, our objective has been not only to reduce overall debt levels but also to extend the average maturity of the debt. This has been increased from 4.4 years to 6 years including VUE's preferred A&B shares which are treated as debt under French GAAP. Moreover, we have achieved a better balance between bank debt and market-based debt.

Although the following operations are not, strictly speaking, financing or refinancing transactions, we have also managed to cancel two significant contingent liabilities that could have had a substantial impact on the group's cash position:

              o The cash disposal in April of the junior preferred shares in AOL Europe to AOL Time Warner unwound a $ 812 million Total Return Swap and therefore eliminated the corresponding risk ;

              o The disposal in August of our stake in the Spanish telecom operator Xfera enabled us to cancel bank guarantees granted by Vivendi Universal amounting to (Euro)840 million.


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To conclude on net debt, here are our liquidity forecasts based on expected debt maturities that the group must face. Of course, these forecasts include our expectations of cash flow from operations to which we have access. These liquidity forecasts are based only on our current credit lines and assume that no other financing transaction will be carried out before the end of 2004. They also assume that the NBC-Universal transaction will close in the second quarter of 2004 and that a further 16% stake in Maroc Telecom will be acquired at the same time. In addition, they assume, as you can see, the execution of the calls granted on our residual stake in Veolia Environnement.


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Lastly, before I hand over to Jean-Bernard Levy - who will report on our 2 core businesses, our 6 business units and our expectations for the whole year of 2003
- my final chart shows our best forecasts for the path of our net debt to the end of 2004. The potential outcome is a net debt figure of between (Euro)3 and
(Euro)5 billion - not counting any major acquisition other than the 16% stake in Maroc Telecom.


Important Disclaimer
--------------------

This transcript contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that certain disposals will not be finalized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; that Vivendi Universal will not be able to obtain a rating as investment grade as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at < > www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward-looking statements.